March 5, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:                                         Russell Mancuso

Brian Soares

Brian Cascio

Andri Boerman

Re:                             Coherent, Inc.

Form 10-K for the Year Ended September 29, 2012

Filed November 28, 2012

Response submitted February 11, 2013

File No. 001-33962

Ladies and Gentlemen:

Coherent, Inc. (the “Company”) hereby submits this letter in response to additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 26, 2013, relating to the Company’s Form 10-K filed November 28, 2012 (File No. 001-33962).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 26

1.              Refer to the revision in your response to prior comment 2.  You seem to be referring merely to likely fluctuations, rather than clearly explaining the trend mentioned in your October 31, 2012 conference call that excimer systems are becoming a larger portion of your revenue making you more susceptible to wider swings in revenue.  Please note the requirements of Regulation S-K Item 303(a)(3)(ii), and confirm to us that your future filings will describe clearly known trends or uncertainties as required by that Item.

In response to the Staff’s comments, we confirm that in future filings we will describe clearly known trends or uncertainties as required by Regulation S-K Item 303(a)(3)(ii).

* * * * *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 764-4161.  Thank you for your assistance.

Sincerely,

COHERENT, INC.

/s/ Helene Simonet
Helene Simonet
Executive Vice President and
Chief Financial Officer

cc:                Bret DiMarco, Coherent, Inc.

Jose Macias, Wilson Sonsini Goodrich & Rosati

Joe Maglione, Deloitte & Touche